SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period July 27, 2005 to August 4, 2005
PENGROWTH ENERGY TRUST
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing second quarter 2005 results.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
August 4, 2005	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES SECOND QUARTER 2005 RESULTS
(Calgary, August 4, 2005) /CCNMatthews/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced the interim unaudited operating and financial results for the three month and six month periods ended June 30, 2005.
•
During the second quarter of 2005, Pengrowth generated record distributable cash at $134 million versus $99 million in the second quarter of 2004, an increase of more than 35 percent. Combined with Pengrowth’s prior record of $128 million, achieved in the first quarter of this year, distributable cash for the first half of 2005 was $262 million, up 36% from $192 million in the comparable period of 2004 representing the highest level of distributable cash generated over any six month period in Pengrowth’s history.
•
Distributions to unitholders were maintained at $0.23 per trust unit per month resulting in a year-to-date payout ratio of approximately 83 percent of funds generated from operations.
•
On April 29, 2005, Pengrowth completed the acquisition of Crispin Energy Inc. which held interests in oil and natural gas assets mainly in Alberta. This represented Pengrowth’s first acquisition of a publicly traded corporation and was funded through the issuance of Class A and Class B trust units valued at approximately $88 million. The Crispin acquisition is accretive in terms of both production and distributable cash per trust unit and adds estimated reserves of 5.2 million barrels of oil equivalent on a proved plus probable basis.
•
Production volumes increased 13 percent over second quarter 2004 averaging approximately 58,000 barrels of oil equivalent per day.
•
Capital expenditures for the second quarter of $28.9 million were fully funded with cash withheld from distributable cash and proceeds from the exercise of trust unit rights and options.
•
During the second quarter, Pengrowth lowered its foreign ownership in the fund to less than 49.75 percent of combined Class A and Class B trust units issued and outstanding. In doing so, Pengrowth complied with its advance tax ruling from the Canada Revenue Agency regarding Pengrowth’s status as a mutual fund trust.
•
Subsequent to quarter end, Pengrowth executed purchase and sale agreements with several parties for the sale of certain non-core Pengrowth properties with associated production estimated at 600 barrels of oil equivalent per day for gross proceeds of approximately $37 million.
•
The trust’s net debt to annualized second quarter 2005 cash flow from operations was approximately 1.1 times at the end of the second quarter of 2005 as compared to 1.7 times at the end of the second quarter of 2004. Net debt to total capitalization was 13.7 percent versus 21.1 percent year over year.
Note regarding currency: All figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

— 2 — PENGROWTH ENERGY TRUST
Summary of Financial and Operating Results

	Three Months ended			Six Months ended
	June 30%			June 30%
($thousands, except per unit amounts)	2005	2004	Change	2005	2004	Change
INCOME STATEMENT
Oil and gas sales	$247,903	$193,637	28%	$484,671	$359,517	35%

Net income	$53,106	$32,684	62%	$109,420	$71,336	53%
Net income per unit	$0.34	$0.24	42%	$0.71	$0.55	29%

Funds generated from operations	$135,048	$102,932	31%	$261,455	$194,730	34%
Funds generated from operations per unit	$0.86	$0.76	13%	$1.69	$1.49	13%

Distributable cash*	$134,047	$99,021	35%	$261,851	$191,917	36%
Distributable cash per unit*	$0.86	$0.73	18%	$1.69	$1.47	15%
Distributions	$101,237	$89,119	14%	$216,259	$172,723	25%
Distributions paid or declared per unit	$0.69	$0.64	8%	$1.38	$1.27	9%

Weighted average number of units outstanding	156,718	135,473	16%	155,062	130,346	19%

BALANCE SHEET
Working capital	$(90,479)	$(270,681)	(67)%	$(90,479)	$(270,681)	(67)%
Property, plant and equipment and other assets	$2,141,769	$1,990,977	8%	$2,141,769	$1,990,977	8%
Long-term debt	$461,508	$371,760	24%	$461,508	$371,760	24%
Unitholders’ equity	$1,461,384	$1,264,586	16%	$1,461,384	$1,264,586	16%
Unitholders’ equity per unit	$9.23	$9.32	(1)%	$9.23	$9.32	(1)%

Number of units outstanding at period end	158,283	135,677	17%	158,283	135,677	17%

DAILY PRODUCTION
Crude oil (barrels)	20,906	20,906	—	20,676	21,211	(3)%
Heavy oil (barrels)	5,641	1,848	205%	5,842	924	532%
Natural gas (thousands of cubic feet)	153,423	136,142	13%	155,446	126,745	23%
Natural gas liquids (barrels)	5,870	6,007	(2)%	6,106	5,300	15%
Total production (BOE) 6:1	57,988	51,451	13%	58,532	48,560	20%

TOTAL PRODUCTION (MBOE) 6:1	5,277	4,682	13%	10,594	8,838	20%

PRODUCTION PROFILE (6:1 conversion)
Crude oil	36%	41%		35%	44%
Heavy oil	10%	3%		10%	2%
Natural gas	44%	44%		44%	43%
Natural gas liquids	10%	12%		11%	11%

AVERAGE PRICES
Crude oil (per barrel)	$56.44	$42.46	33%	$55.45	$41.50	34%
Heavy oil (per barrel)	$30.32	$30.19	—	$27.27	$30.19	(10)%
Natural gas (per mcf)	$7.34	$7.08	4%	$7.09	$6.96	2%
Natural gas liquids (per barrel)	$50.03	$40.75	23%	$50.26	$39.16	28%
Average price per BOE 6:1	$46.98	$41.36	14%	$45.75	$40.68	12%

*	See the section entitled “Non-GAAP Financial Measures”

PENGROWTH ENERGY TRUST — 3 —
Summary of Trust Unit Trading Data

	Three Months ended				Six Months ended
	June 30				June 30
(thousands, except per unit amounts)	2005		2004		2005		2004
TRUST UNIT TRADING (Class A)
PGH (NYSE) after unit re-class**
High	$22.74	US			$22.94	US
Low	$19.05	US			$18.11	US
Close	$22.25	US			$22.25	US
Value	$334,986	US			$850,117	US
Volume (thousands of units)	16,153				40,774
PGF.A (TSX) **
High	$27.90				$28.29
Low	$23.95				$22.15
Close	$27.20				$27.20
Value	$46,405				$99,672
Volume (thousands of units)	1,798				3,847

TRUST UNIT TRADING (Class B)
PGF.B (TSX) **
High	$19.01				$19.90
Low	$16.37				$16.10
Close	$18.40				$18.40
Value	$342,470				$886,171
Volume (thousands of units)	19,370				48,589

TRUST UNIT TRADING (before unit re-class)
PGH (NYSE) before unit re-class**
High			$14.24	US			$16.60	US
Low			$11.62	US			$11.62	US
Close			$13.98	US			$13.98	US
Value			$295,835	US			$821,444	US
Volume (thousands of units)			22,194				59,093
PGF.UN (TSX) **
High			$19.15				$21.25
Low			$16.15				$15.55
Close			$18.67				$18.67
Value			$328,450				$896,235
Volume (thousands of units)			18,145				48,765

**	July 27, 2004, all trust units were re-classified into Class A or Class B trust units.

Class A trust units trade on the NYSE under PGH and on the TSX under PGF.A. Class B trust units trade only on the TSX under PGF.B.

— 4 — PENGROWTH ENERGY TRUST
Note Regarding Forward-Looking Statements
This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed below, may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.
When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the international standard of 6 thousand cubic feet (mcf) to one barrel of oil equivalent (boe). Production volumes and revenues are reported on a gross basis (before crown and freehold royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.
Non-GAAP Financial Measures
This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principals (‘GAAP’). These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as distributable cash, distributable cash per unit and operating netbacks do not have standardized meanings prescribed by GAAP. During the second quarter, Pengrowth’s withholding practice and presentation of distributable cash has changed. The impact of the new practice is discussed in the Distributions and Taxability of Distributions section of this report, while the remaining non–GAAP measures are determined by reference to our financial statements. We discuss these measures because we believe that they facilitate the understanding of the results of our operations and financial position.
Overview
During the second quarter, Pengrowth successfully completed the previously disclosed acquisition of all of the issued and outstanding shares of Crispin Energy Inc. The acquisition added estimated proved plus probable reserves of approximately 5.2 million boe estimated by Gilbert Laustsen Jung Associates Ltd. as at January 1, 2005.
Continued strength in commodity prices and production added through the Murphy, Swan Hills Unit No. 1 and Crispin Energy Inc. acquisitions, which closed on May 31, 2004, February 28, 2005 and April 29, 2005, respectively, had a favourable impact on 2005 second quarter results relative to the second quarter of 2004.
Net Income
Net income for the second quarter of 2005 was $53.1 million ($0.34 per trust unit) compared to $32.7 million ($0.24 per trust unit) for the previous year. For the first six months of 2005 Pengrowth recorded net income of $109.4 million ($0.71 per trust unit), compared to $71.3 million ($0.55 per trust unit) for the previous year. The increase in net income for the second quarter of 2005 compared to the same period last year is due mainly to a 13 percent increase in production volumes and a 14 percent increase in average commodity prices.
Production
Production for the second quarter of 2005 increased 13 percent to just below 58,000 boe per day compared to approximately 51,500 boe per day for the second quarter of 2004, due to a full quarter of production in 2005 from the Murphy acquisition and the increased working interest in Swan Hills Unit No. 1 as well as two months of production from the Crispin acquisition. Partially offsetting the production increase was the timing of Sable Offshore Energy Project (SOEP) condensate shipments and natural production declines. On a year-to-date basis, production for the six months ended June 30, 2005 was 20 percent higher than the same period last year.

	Three months ended June 30			Six months ended June 30
Daily Production	2005	2004	% Change	2005	2004	% Change

Light crude oil (bbls)	20,906	20,906	—	20,676	21,211	(3)%
Heavy oil (bbls)	5,641	1,848	205%	5,842	924	532%
Natural gas (mcf)	153,423	136,142	13%	155,446	126,745	23%
Natural gas liquids (bbls)	5,870	6,007	(2)%	6,106	5,300	15%

Total boe/d	57,988	51,451	13%	58,532	48,560	20%

Light oil production volumes were unchanged in the second quarter compared to the second quarter of 2004. The Murphy, Swan Hills and Crispin acquisitions, in addition to development activities over the past year, combined to offset natural production declines. Heavy oil production was derived from the May 31, 2004 Murphy acquisition, including working interests in Tangleflags and Bodo.

PENGROWTH ENERGY TRUST — 5 —
Natural gas production increased 17 mmcf /day (13 percent) in the second quarter of 2005 compared to the second quarter of 2004. Additional gas volumes from the Murphy and Crispin acquisitions, as well as incremental volumes from development activities, including the Monogram area, more than offset the impact of natural production declines.
Natural gas liquids (NGL) production decreased by two percent in the second quarter of 2005 over the same quarter of 2004. The fluctuation in NGL sales from quarter to quarter is due in part to the timing of condensate sales from SOEP. One condensate shipment was made in the second quarter of 2005, compared to two shipments in the same period last year. Pengrowth anticipates five to six shipments for 2005.
Total production for the second quarter of 2005 is down approximately 1,100 boe per day compared to the first quarter of 2005. The main reason for this decrease is one less SOEP condensate shipment which reduced quarterly production by 740 boe per day and third party gas plant maintenance in British Columbia.
Prices
Pengrowth’s average commodity price per boe for the second quarter of 2005, after the impact of hedging, was 14 percent higher than the second quarter of 2004.

Average realized prices Cdn$	Three months ended June 30			Six months ended June 30
(after the impact of hedging)	2005	2004	% Change	2005	2004	% Change

Light crude oil (per bbl)	$56.44	$42.46	33%	$55.45	$41.50	34%
Heavy oil (per bbl)	30.32	30.19	—	27.27	30.19	(10)%
Natural gas (per mcf)	7.34	7.08	4%	7.09	6.96	2%
Natural gas liquids (per bbl)	50.03	40.75	23%	50.26	39.16	28%

Total per boe	$46.98	$41.36	14%	$45.75	$40.68	12%

Pengrowth’s average light oil price increased 33 percent in the second quarter of 2005 and 34 percent for the first half compared to the same periods of 2004. Although the West Texas Intermediate (WTI) benchmark price increased 39 percent in the second quarter of 2005 compared to the same period last year, it was partially offset by a nine percent depreciation in the value of the U.S. dollar relative to the Canadian dollar and a small downward adjustment in Pengrowth’s average field quality differentials relative to benchmark pricing.
Pengrowth’s heavy oil price showed a marginal increase in the second quarter of 2005, while the first half of 2005 compared to 2004 shows a decrease of 10% largely due to the light/heavy price differential.
Pengrowth’s average natural gas price for the second quarter of 2005 increased to $7.34 per mcf compared to $7.08 per mcf over the same period last year. Pengrowth’s average natural gas prices remained relatively stable year over year reflective of the small increase (five percent) in the AECO Index price. NYMEX last day average price increased by 12 percent but this was partially offset by a weaker U.S. dollar relative to the Canadian dollar. Pengrowth did not experience the full effect of increased market prices as certain fixed price gas contracts which were part of the Murphy acquisition partially offset the increase in market prices.
Price Risk Management Program
Pengrowth uses forward price swap and option contracts to manage its exposure to commodity price fluctuations, to provide a measure of stability to our monthly cash distributions and to lock in early year returns of new acquisitions. On a combined basis, oil and gas hedging losses were $9.8 million ($1.86 per boe) for the second quarter and $16.5 million ($1.56 per boe) for the first half of 2005 compared to $15.6 million ($3.33 per boe) and $27.4 million ($3.10 per boe) for the respective periods of 2004.
In the second quarter of 2005, Pengrowth realized a net hedging gain of $1.2 million ($0.09 per mcf) related to natural gas financial swap contracts, compared to a net hedging loss of $2.8 million ($0.23 per mcf) for the same period last year. On a year-to-date basis, Pengrowth has realized a net hedging gain of $1.1 million ($0.04 per mcf) in the first six months of 2005 related to natural gas financial swap contracts, compared to a net hedging loss of $7.5 million ($0.33 per mcf) for the same period of last year.
With the continued strength in crude oil prices in the second quarter, Pengrowth realized a net hedging loss of $11 million ($5.78 per bbl) on light crude oil price swap transactions, compared to a loss of $12.8 million ($6.72 per bbl) in the second quarter of 2004. On a year-to-date basis, Pengrowth has realized a net hedging loss of $17.6 million ($4.71 per bbl) for the first six months of 2005 on light crude oil price swap transactions, compared to a net hedging loss of $19.9 million ($5.15 per bbl) for the first half of 2004. In conjunction with the purchase of the Murphy acquisition on May 31, 2004, Pengrowth assumed certain fixed price natural gas sales contracts associated with the Murphy reserves. Under these contracts, Pengrowth is obligated to sell 3,886 MMBTU per day, until April 30, 2009 at an average contract price of Cdn $2.27 per MMBTU. As required by GAAP, the fair value of the contract was

— 6 — PENGROWTH ENERGY TRUST
recognized as a liability based on the mark-to-market value at May 31, 2004. The liability at June 30, 2005 of $21.1 million will continue to be drawn down and recognized in income as the contract is settled. At June 30, 2005, the mark-to-market value of Pengrowth’s fixed price physical sales contract represented a potential loss of $29.9 million. As this is a non-cash component of income, it is not included in the calculation of distributable cash.
Pengrowth currently has 10,000 barrels per day of crude oil hedged for the remainder of 2005 at an average price of Cdn $54.39 per barrel and a further 4,000 barrels per day is hedged for 2006 at Cdn $64.08 per barrel. Western gas production of 2,370 MMBTU per day is hedged at an average price of Cdn $8.35 per MMBTU for the period of May 1 to December 31, 2005 and a further 2,370 MMBTU per day is hedged at Cdn $8.03 per MMBTU for 2006. Eastern gas production of 16,000 MMBTU per day is hedged at an average delivered price of Cdn $9.53 per MMBTU for the remainder of 2005 and 2,500 MMBTU per day is hedged at Cdn $10.63 for 2006. For the remainder of 2005, Pengrowth has a Mid-Continent (Chicago) hedge of 2,500 MMBTU per day at Cdn $9.41 per MMBTU. The details of Pengrowth’s commodity hedges are provided in Note 9 to the financial statements.
At June 30, 2005, the mark-to-market value of Pengrowth’s commodity hedges represented a potential loss of $43.6 million consisting of a loss of $2.1 million on natural gas contracts and $41.5 million for crude oil contracts.
Royalties
Royalties, including crown and freehold royalties, were 17 percent of oil and gas sales in the second quarter of 2005, compared to 16 percent in the second quarter of 2004 due to the higher effective rates applicable at higher commodity prices. For the six month period, royalties were 17 percent and 15 percent in 2005 and 2004, respectively.
Operating Costs
Operating costs were $50.4 million ($9.56 per boe) for the second quarter of 2005, compared to $38.8 million ($8.29 per boe) for the second quarter of 2004. For the six months ended June 30, 2005, operating costs were $99.5 million ($9.39 per boe) compared to $70 million ($7.92 per boe) for the first half of 2004. Higher operating costs associated with the Murphy Assets and Swan Hills acquisitions contributed to higher operating costs on a per boe basis compared to the second quarter of 2004.
Heavy oil operating costs in 2005 have been impacted by a $2.1 million prior period adjustment on a non-operated property and higher costs associated with rising natural gas costs in SAGD thermal recovery operations.
Injectants for Miscible Floods
During the second quarter of 2005, Pengrowth purchased $5.7 million of injectants and amortized a related $6 million against second quarter net income and distributable cash, compared to $1.9 million and $4.8 million, respectively, in second quarter of 2004. On a year-to-date basis, Pengrowth has purchased $13.3 million of injectants and amortized $11.4 million, compared to $9.2 million and $10 million in the same period last year. The increase in injectant costs year over year is due mainly to Pengrowth’s increased working interest at Swan Hills. The majority of ethane and natural gas volumes injected at Judy Creek are proprietary volumes produced from Judy Creek and Swan Hills and then re-injected. Revenue is not recorded for volumes that are produced and subsequently re-injected.
At June 30, 2005, the balance of unamortized injectant costs was $27 million.
Operating Netbacks
There is no standardized measure of operating netbacks and therefore, operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude oil, heavy oil, natural gas and natural gas liquids production.
Operating netbacks during the quarter increased by approximately 14 percent reflecting the overall increase in oil and gas prices, net of hedging, offset partially by the increase in operating costs per boe.

PENGROWTH ENERGY TRUST — 7 —
Combined Netbacks ($  per Bbl)

	Three months ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Sales Price	$47.79	$41.83	$46.38	$41.15
Other production income	0.19	0.30	0.17	0.27
GORR Royalties	(1.00)	(0.77)	(0.80)	(0.74)

	46.98	41.36	45.75	40.68
Other income	1.39	0.71	1.09	0.76
Crown and Freehold Royalties	(8.08)	(6.64)	(7.55)	(6.28)
Operating costs	(9.56)	(8.29)	(9.39)	(7.92)
Transportation Costs	(0.34)	(0.40)	(0.34)	(0.38)
Amortization of injectants	(1.13)	(1.03)	(1.07)	(1.13)

Operating Netback	$29.26	$25.71	$28.49	$25.73

Light Crude Netbacks ($  per Bbl)

	Three months ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Sales Price	$56.44	$42.46	$55.45	$41.50
Other production income	0.52	0.74	0.47	0.62
GORR Royalties	(1.15)	(0.67)	(0.90)	(0.66)

	55.81	42.53	55.02	41.46
Other income	0.51	0.63	0.44	0.54
Crown and Freehold Royalties	(8.81)	(5.91)	(7.66)	(4.65)
Operating costs	(11.14)	(8.35)	(10.94)	(7.92)
Transportation Costs	(0.30)	(0.23)	(0.30)	(0.23)
Amortization of injectants	(3.13)	(2.54)	(3.03)	(2.60)

Operating Netback	$32.94	$26.13	$33.53	$26.60

Heavy Oil Netbacks ($  per Bbl)

	Three months ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Sales Price	$30.32	$30.19	$27.27	$30.19
GORR Royalties	(0.14)	(0.27)	(0.10)	(0.27)

	30.18	29.92	27.17	29.92
Other income	0.49	—	0.75	—
Crown and Freehold Royalties	(4.61)	(4.38)	(3.54)	(4.38)
Operating costs	(15.88)	(7.92)	(17.26)	(7.92)

Operating Netback	$10.18	$17.62	$7.12	$17.62

Natural Gas Netbacks ($  per Mcf)

	Three months ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Sales Price	$7.34	$7.08	$7.09	$6.96
GORR Royalties	(0.18)	(0.15)	(0.14)	(0.14)

	7.16	6.93	6.95	6.82
Other income	0.44	0.17	0.32	0.20
Crown and Freehold Royalties	(1.16)	(1.05)	(1.16)	(1.05)
Operating costs	(1.16)	(1.38)	(1.12)	(1.32)
Transportation Costs	(0.09)	(0.11)	(0.09)	(0.10)

Operating Netback	$5.19	$4.56	$4.90	$4.55

— 8 — PENGROWTH ENERGY TRUST
NGL Netbacks ($  per Bbl)

	Three months ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Sales Price	$50.03	$40.75	$50.26	$39.16
GORR Royalties	(1.02)	(0.77)	(0.84)	(0.82)

	49.01	39.98	49.42	38.34
Crown and Freehold Royalties	(13.57)	(11.13)	(13.48)	(13.19)
Operating costs	(9.15)	(8.24)	(7.98)	(7.92)
Transportation Costs	—	(0.09)	—	(0.09)

Operating Netback	$26.29	$20.52	$27.96	$17.14

General and Administrative
General and administrative expenses (G&A) were $7.1 million ($1.35 per boe) in the second quarter of 2005 compared to $5 million ($1.07 per boe) for the second quarter of 2004. For the six months ended June 30, 2005, G&A expenses were $14.2 million ($1.34 per boe) compared to $10.8 million ($1.23 per boe) for the same period last year. Included in 2005 second quarter G&A is $0.7 million of non-cash compensation costs related to trust unit rights and Deferred Entitlement trust units (see note 1 to consolidated financial statements) compared to $0.3 million for the second quarter of 2004. The year-to-date non-cash component is $1.5 million compared to $1.4 million for the first six months of 2004. Excluding the non-cash component of G&A, 2005 year-to-date G&A has increased over 2004 levels by $3.2 million mainly due to the addition of personnel and office space required to manage the Murphy acquisition.
Management Fees
Management fees were $4.3 million ($0.82 per boe) for the second quarter of 2005 compared to $5.6 million ($1.20 per boe) for the second quarter of 2004. For the six month period, management fees were $8.1 million ($0.76 per boe) for 2005 compared to $8.4 million ($0.95 per boe) in 2004.
Management fees recorded in the second quarter of 2005 include an accrual for estimated performance fees of $2.3 million. Under the current management agreement, which came into effect July 1, 2003, the manager will earn a performance fee if Pengrowth trust unit total returns exceed eight percent per annum on a three year rolling average basis. However, the maximum fees payable, including the performance fee, is limited to 80 percent of the fees that would otherwise have been payable under the old management agreement for the first three years and 60 percent for the subsequent three years. Management fees have decreased from 2004 due mainly to the 80 percent maximum fee calculation being lower in 2005.
Interest
Interest expense decreased to $5.7 million in the second quarter of 2005 compared to $7.8 million for the second quarter of 2004 due to the absence of bank fees of $2.3 million incurred to establish the bridge facility used to finance the Murphy acquisition. For the first six months of 2005, interest expense was $11.1 million compared to $11.9 million for the same period of 2004. Interest expense includes $0.8 million of fees on a year-to-date basis related to the amortization of U.S. debt issue costs and imputed interest on the note payable to Emera Offshore Incorporated.
Depletion and Depreciation
Depletion and depreciation increased to $70.9 million in the second quarter of 2005 compared to $58.1 million in the second quarter of 2004. For the six month period, depletion and depreciation was $140.1 million compared to $108.6 million in the first half of 2004. On a per boe basis, depletion and depreciation has increased to $13.44 per boe in the second quarter of 2005 compared to $12.41 per boe in the second quarter of 2004, and $13.22 per boe on a year-to-date basis, compared to $12.29 in the first six months of 2004. The increase is mainly attributable to the purchase of properties over the past year, including the Murphy Assets in May 2004. With the sustained strength in commodity prices in recent years, the higher cost of acquiring oil and gas properties has increased the depletion rate per boe produced.
Distributions and Taxability of Distributions
Pengrowth generated $134 million ($0.86 per average trust unit outstanding) of distributable cash related to second quarter 2005 operations, compared to $99 million ($0.73 per average trust unit outstanding) in 2004. For the first six months of 2005, Pengrowth recorded $261.9 million of distributable cash compared to $191.9 million in the first six months of 2004. Distributions were $216.3 million for 2005 (2004 — $172.7 million)and as a percentage of funds generated from operations (“payout ratio”) represent approximately 83 percent (2004 — 89 percent). Pengrowth’s previous practice had been to withhold approximately 10 percent of cash available for distribution to repay debt and/or contribute to capital spending. For the second quarter of 2005, the Board of Directors resolved to maintain the existing level of distributions at $0.23 per trust unit. Given the level of commodity prices during the quarter, this action resulted in an increase in cash available to help fund Pengrowth’s capital expenditures. Pengrowth currently expects

PENGROWTH ENERGY TRUST — 9 —
monthly distributions to remain at $0.23 per trust unit for the third quarter of 2005 up to and including the November 15, 2005 distribution.
Cash distributions are paid to unitholders on the 15th day of the second month following the month of production. Pengrowth paid $0.69 per trust unit as cash distributions during the second quarter of 2005.
There is no standardized measure of distributable cash and therefore distributable cash, as reported by Pengrowth, may not be comparable to similar measures presented by other trusts. In conjunction with the change to Pengrowth’s withholding practice, distributable cash as presented below may not be comparable to previous disclosures. The following table provides a reconciliation of distributable cash for the three and six month periods ended June 30, 2005 and 2004.

($thousands, except per unit amounts)	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Funds generated from operations	135,048	102,932	261,455	194,730
Change in deferred injectants	(217)	(2,874)	1,962	(819)
Change in remediation trust funds	(269)	(375)	(532)	(673)
Amortization of deferred charges	(395)	(473)	(790)	(947)
Other	(120)	(189)	(244)	(374)

Distributable cash	134,047	99,021	261,851	191,917

Cash withheld for capital expenditures	32,810	9,902	45,592	19,194
Distributions	101,237	89,119	216,259	172,723

	134,047	99,021	261,851	191,917

Distributable cash per unit	0.86	0.73	1.69	1.47
Distributions paid or declared per unit	0.69	0.64	1.38	1.27
Payout ratio	75%	87%	83%	89%

At this time, Pengrowth anticipates that approximately 75 to 80 percent of 2005 distributions will be taxable; this estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions and new equity offerings.
Liquidity and Capital Resources
Pengrowth’s long term debt at June 30, 2005 was $461.5 million, compared to $345.4 million at December 31, 2004 and $371.8 million at June 30, 2004. During the second quarter, Pengrowth assumed approximately $20 million of new debt associated with the Crispin acquisition. Year-to-date capital expenditures, excluding acquisitions, of $74.4 million were financed through the combination of $45.6 million of cash withheld for capital expenditures, proceeds of $16.5 million from the exercise of trust unit rights and options, and positive working capital changes of $12.3 million.
Approximately $130 million of a $375 million revolving credit facility remains unutilized at June 30, 2005. In addition, Pengrowth has a $35 million demand operating line of credit. The revolving credit facility was replaced on July 26, 2005 with a $470 million revolving credit facility which will revolve until June 16, 2006. Details of the new facility are disclosed in Note 2 to the financial statements. The remainder of Pengrowth’s debt outstanding at the end of the second quarter 2005 is U.S. dollar denominated fixed rate term debt, details of which are provided in Note 2 to the financial statements. Due to the increase in the value of the U.S. dollar relative to the Canadian dollar, an unrealized loss of $3.2 million has been recorded in the quarter ended June 30, 2005 on the U.S. dollar denominated debt with a total unrealized gain of $45.2 million recorded since the debt issuance in April 2003.
At the end of the second quarter of 2005, Pengrowth was capitalized with 14 percent net debt (long-term debt less working capital) and 86 percent equity, as compared with 21 percent debt and 79 percent equity at the end of the second quarter of 2004 (based on quarter-end market capitalization). The Trust’s net debt to annualized second quarter 2005 cash flow from operations was approximately 1.1 times as compared to 1.7 times at the end of the second quarter of 2004 when additional debt in the form of a bridge facility existed as a result of the Murphy acquisition.

— 10 — PENGROWTH ENERGY TRUST
As of August 3, 2005, the number of trust units outstanding was approximately:

(000’s)

Class A trust units	77,511
Class B trust units	81,079
Undeclared trust units	48

Total	158,638

As of August 3, 2005, the number of trust unit options, rights and Deferred Entitlement trust units was approximately:

(000's)

Trust unit options	623
Rights incentive options	1,778
Deferred Entitlement trust units	163

Acquisitions
On April 29, 2005, Pengrowth closed the acquisition of all of the issued and outstanding shares of Crispin Energy Inc. The acquisition added estimated proved plus probable reserves of about 5.2 million boe. The acquisition was funded by issuing approximately 677,000 Class A trust units and approximately 3,552,000 Class B trust units valued at $88 million.
Also during 2005, Pengrowth successfully completed the acquisition of an additional 11.89 percent working interest in the Swan Hills Unit No. 1 property for $87 million which was funded through additional debt.
Capital Spending
Capital expenditures for the six months ending June 30, 2005 totaled $74.4 million including $18.3 million at Judy Creek, $9.5 million at SOEP, $6.3 million at Buick, $4.1 million at Squirrel, $3.6 million at Weyburn and $3 million at Swan Hills.
Pengrowth expects to spend a total of approximately $140 million on maintenance and development activities in the remaining two quarters of 2005 for a total revised capital program of approximately $215 million for full year 2005. This represents an increase of $10 million from Pengrowth’s previous guidance of $205 million provided in the first quarter report and reflects an increase in development activity planned at Pengrowth’s Weyburn and Princess properties as well as additional development drilling and facilities in Northeast British Columbia. Approximately 83 percent of the first six month’s capital expenditures have been funded from withheld cash and proceeds from trust unit rights and options exercised.
Summary of Quarterly Results
The following table is a summary of quarterly results for 2003, 2004 and the first two quarters of 2005. Net income and net income per unit decreased quarter over quarter by approximately six percent and eight percent, respectively. The decrease is attributable to a two percent decrease in production volume, particularly the decrease in SOEP condensate shipments as well as the absence of a favorable first quarter prior period future tax expense adjustment, partly offset by a five percent increase in average per boe price realized.

	2005		2004
	Q1	Q2	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	236,768	247,903	165,880	193,637	222,848	218,835
Net income ($000’s)	56,314	53,106	38,652	32,684	51,271	31,138
Net income per unit ($)	0.37	0.34	0.31	0.24	0.38	0.23
Net income per unit — diluted ($)	0.37	0.34	0.31	0.24	0.38	0.23
Distributable Cash ($000’s)	127,804	134,047	92,895	99,021	104,304	104,598
Actual distributions paid or declared per unit ($)	0.69	0.69	0.63	0.64	0.67	0.69
Daily production (boe)	59,082	57,988	45,668	51,451	60,151	57,425
Total Production (mboe)	5,317	5,277	4,156	4,682	5,534	5,283
Average realized price per boe ($ per boe)	44.53	46.98	39.91	41.36	40.27	41.42
Operating netback per boe ($ per boe)	27.70	28.45	25.71	25.71	22.77	24.31

PENGROWTH ENERGY TRUST — 11 —

	2003
	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	204,824	169,238	162,819	154,140
Net income ($000’s)	62,920	54,214	34,808	37,355
Net income per unit ($)	0.57	0.49	0.29	0.31
Net income per unit — diluted ($)	0.57	0.48	0.29	0.30
Distributable Cash ($000’s)	108,025	79,695	81,057	77,122
Actual distributions paid or declared per unit($)	0.75	0.67	0.63	0.63
Daily production (boe)	50,827	48,839	48,850	47,653
Total Production (mboe)	4,574	4,444	4,494	4,384
Average realized price per boe ($per boe)	44.78	38.08	36.22	35.16
Operating netback per boe ($per boe)	26.50	21.11	20.54	20.43

Outlook
Based on second quarter 2005 production results, Pengrowth expects daily average production of approximately 56,500 to 58,500 boe per day for the full year 2005. This estimate incorporates production additions from the Swan Hills and Crispin acquisitions as well as Pengrowth’s 2005 development program, offset by normal production declines.
Total operating costs for 2005 are expected to increase to approximately $200 million including a full year of costs from the Murphy Assets and those associated with the Swan Hills and Crispin acquisitions. Assuming Pengrowth’s average production results for 2005 are as forecast above, Pengrowth now estimates 2005 operating costs per boe of between $9.40 and $9.70 and combined G&A and management fees of approximately $1.91 to $1.97 per boe.
Pengrowth currently anticipates capital expenditures for maintenance and development of approximately $215 million for 2005. In addition, another $175 million was invested to complete the Swan Hills and Crispin acquisitions of which $87 million was paid in cash and the balance was paid through the issuance of Class A trust units and Class B trust units.
Assuming that current levels of commodity prices continue, subject to Board approval, Pengrowth expects monthly distributions during the third quarter will be maintained at $0.23 per trust unit which is expected to represent a 73 percent to 77 percent payout of funds from operations.
To the extent that Class A trust units in the future represent less than the ownership threshold of 49.75 percent, conversion of Class B trust units to Class A trust units is permissible under the Trust Indenture. Pengrowth proposed a new form of reservation system that was approved in principle by unitholders at the Annual & Special Unitholders Meeting on April 26, 2005 in order to provide all unitholders with an equal and orderly opportunity to convert Class B trust units into Class A trust units. Pengrowth is currently working with Computershare Trust Company of Canada to design an appropriate system. In addition, Pengrowth is considering all alternatives with respect to the Class A and Class B trust units in conjunction with discussions with the Department of Finance.
Pengrowth is continually evaluating its portfolio for optimization opportunities. Subsequent to the quarter end, purchase and sale agreements have been executed with several parties to acquire from Pengrowth approximately 600 boe per day of non-core properties for gross proceeds of approximately $37 million. The divestments are expected to close by August 31, 2005 and have an effective date of June 1, 2005. Pengrowth anticipates further non-core asset divestitures may be possible prior to year end 2005.

CONFERENCE CALL AND CONTACT INFORMATION
Pengrowth will hold a conference call beginning at 11:00 A.M. Eastern Time (9:00 A.M. Mountain Time) on Thursday, August 4, 2005 during which Management will review Pengrowth’s 2005 second quarter financial and operating results and respond to inquiries from the investment community. To participate callers may dial (800) 814-4941 or Toronto local (416) 640-4127. To ensure timely participation in the teleconference callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the Webcast and Multimedia Centre section of Pengrowth’s website at www.pengrowth.com. The webcast will be archived through November 2, 2005. A telephone replay will be available through to midnight Eastern Time on Saturday, August 6, 2005 by dialing (877) 289-8525 or Toronto local (416) 640-1917 and entering passcode number 21131197 followed by the pound key. For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

— 12 — PENGROWTH ENERGY TRUST
Operations Review
REVIEW OF DEVELOPMENT ACTIVITIES (All volumes stated below are net to Pengrowth unless otherwise stated)
Judy Creek (100% working interest)
•	Tied in a previously abandoned oil producer that was reactivated and acid fracture stimulated in the first quarter. The initial oil rate is 160 bpd.

•	Commenced water injection at a horizontal injector pattern scheduled for solvent injection in the third quarter. Current oil response to this water injection is 250 bopd.

•	Solvent injection began at two new miscible patterns, replacing three patterns that completed injection during the second quarter. Oil response will be seen from these new patterns beginning in the third quarter.
Swan Hills Unit (22.34% working interest)
•	Four additional hillslide wells were drilled in the hillslide area for a total of seven wells this year. Two of the wells have been completed and are on stream at rates averaging 100 bopd per well and the other five are undergoing either completion or testing operations. These five wells are anticipated to be on stream during the third quarter of 2005.

•	The CO2 pilot commenced in October 2004 and the CO2 injection rate has increased from 60 mcf per day to 177 mcf per day. CO2 response is predicted to occur between six to twelve months after the start of injection.
Weyburn Unit (9.75% working interest)
•	A total of 22 new horizontal or vertical re-entries were drilled and additional legs were added to two existing horizontal wells at the end of the second quarter. Twenty of the new wells and the two horizontal wells with additional legs are on production. The average unit production rate for the second quarter was 25,925 bopd (2,528 bopd net).
Sable Offshore Energy Project (SOEP) (8.4% working interest)
Production
•	Second quarter gross raw gas production from the five SOEP fields, Thebaud, Venture, North Triumph, Alma and South Venture averaged 392 mmcf per day ( 32.9 mmcf per day net).

•	Monthly raw production for April, May and June was 406 mmcf per day (34.1 mmcf per day net), 371 mmcf per day (31.2 mmcf per day net), 401 mmcf per day (33.7 mmcf per day net), respectively.

•	South Venture 2 was recompleted in an up hole zone with production starting on May 9, 2005.

•	South Venture was completed in June with production starting on June 23, 2005.

•	Pengrowth also had a 68,000 bbl condensate lifting in June.
Tier 2 Status
•	Fabrication of the compression topsides, jacket and piles is approximately 15 percent complete.

•	Cut-in work in preparation for the compressor installation is in progress at the Thebaud facilities.

•	In-service date for the compressor is scheduled for late 2006.
Buick/Prespatou (100% working interest)
•	Construction of compressor station and sales pipeline commenced during the second quarter. Upon completion in the third quarter, the new facilities will support production from two wells drilled in the first quarter, for net initial production of 2.5 mmcf per day. The new facilities will also provide for production from additional wells which will be drilled later this year.
Oak B (58.4 % working interest)
•	Artificial lift upsize at one oil producer resulted in a net gain of 75 bopd.
McLeod River (75% working interest)
•	One gas well drilled. Completion and tie-in will proceed in the third quarter with expected initial production of just over 1 mmcf per day (gross).
Three Hills Creek (65% working interest)
•	One gas well was drilled and completed. The associated tie in is expected to proceed in the third quarter with initial production expected to be 800 mcf per day (gross).

PENGROWTH ENERGY TRUST — 13 —
Princess (100% working interest)
•	52 well shallow gas drilling program commenced late in the second quarter. Drilling, completion and tie-in operations will continue through the third quarter.
Cactus (100% working interest)
•	Installed a new booster compressor to increase gas throughput by 2 mmcf per day.

— 14 — PENGROWTH ENERGY TRUST
Consolidated Balance Sheets

	As at	As at
	June 30	December 31
(Stated in thousands of dollars)	2005	2004
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS
Accounts receivable	$104,033	$104,228
Inventory	—	439

	104,033	104,667

REMEDIATION TRUST FUNDS	8,841	8,309

DEFERRED CHARGES (Note 6)	2,861	3,651

GOODWILL (Note 3)	182,524	170,619

PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS	2,141,769	1,989,288

	$2,440,028	$2,276,534

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$14,540	$4,214
Accounts payable and accrued liabilities	82,371	80,423
Distributions payable to unitholders	72,925	70,456
Due to Pengrowth Management Limited	4,139	7,325
Note payable	15,000	15,000
Current portion of contract liabilities	5,537	5,795

	194,512	183,213

NOTE PAYABLE	20,000	20,000

CONTRACT LIABILITIES	15,576	18,216

LONG-TERM DEBT (Note 2)	461,508	345,400

ASSET RETIREMENT OBLIGATIONS (Note 5)	183,698	171,866

FUTURE INCOME TAXES	103,350	75,628

TRUST UNITHOLDERS’ EQUITY
Trust Unitholders’ capital (Note 4)	2,488,220	2,383,284
Contributed surplus (Note 4)	3,006	1,923
Accumulated earnings	836,477	727,057
Accumulated distributions paid or declared	(1,866,319)	(1,650,053)

	1,461,384	1,462,211

SUBSEQUENT EVENT (Note 10)
	$2,440,028	$2,276,534

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST — 15 —
Consolidated Statements of Income and Accumulated Earnings

		Three months ended		Six months ended
(Stated in thousands of dollars)		June 30		June 30
(Unaudited)		2005	2004	2005	2004

REVENUES
Oil and gas sales		$247,903	$193,637	$484,671	$359,517
Processing and other income		5,614	2,639	9,732	5,624
Crown royalties, net of incentives		(38,361)	(27,762)	(72,324)	(50,783)
Freehold royalties and mineral taxes		(4,252)	(3,251)	(7,709)	(4,746)

		210,904	165,263	414,370	309,612
Interest and other income		1,730	701	1,842	1,126

NET REVENUE		212,634	165,964	416,212	310,738

EXPENSES
Operating		50,435	38,826	99,514	69,986
Transportation		1,808	1,817	3,615	3,374
Amortization of injectants for miscible floods		5,961	4,823	11,353	10,027
Interest		5,709	7,755	11,142	11,932
General and administrative		7,125	5,003	14,206	10,849
Management fee		4,343	5,617	8,051	8,371
Foreign exchange loss (Note 7)		2,425	4,666	3,785	7,037
Depletion and depreciation		70,904	58,088	140,053	108,600
Accretion (Note 5)		3,550	2,373	6,953	4,372

		152,260	128,968	298,672	234,548

NET INCOME BEFORE TAXES		60,374	36,996	117,540	76,190

INCOME TAXES
Capital		1,309	833	2,606	1,375
Future		5,959	3,479	5,514	3,479

		7,268	4,312	8,120	4,854

NET INCOME		$53,106	$32,684	$109,420	$71,336

Accumulated earnings, beginning of period		783,371	611,964	727,057	573,312

ACCUMULATED EARNINGS, END OF PERIOD		$836,477	$644,648	$836,477	$644,648

NET INCOME PER UNIT (Note 4)	Basic	$0.339	$0.241	$0.706	$0.547

	Diluted	$0.338	$0.240	$0.703	$0.545

See accompanying notes to the consolidated financial statements.

— 16 — PENGROWTH ENERGY TRUST
Consolidated Statements of Cash Flow

	Three months ended		Six months ended
(Stated in thousands of dollars)	June 30		June 30
(Unaudited)	2005	2004	2005	2004

CASH PROVIDED BY (USED FOR):

OPERATING
Net income	$53,106	$32,684	$109,420	$71,336
Depletion, depreciation and accretion	74,454	60,461	147,006	112,972
Future income taxes	5,959	3,479	5,514	3,479
Contract liability amortization	(1,449)	(824)	(2,898)	(824)
Amortization of injectants	5,961	4,823	11,353	10,027
Purchase of injectants	(5,744)	(1,949)	(13,315)	(9,208)
Expenditures on remediation	(1,506)	(979)	(2,624)	(2,830)
Unrealized foreign exchange loss (Note 7)	3,160	4,500	4,680	7,460
Trust unit based compensation	712	264	1,529	1,371
Amortization of deferred charges	395	473	790	947

Funds generated from operations	135,048	102,932	261,455	194,730

Changes in non-cash operating working capital (Note 8)	(8,962)	4,768	1,051	(108)

	126,086	107,700	262,506	194,622

FINANCING
Distributions	(108,040)	(85,310)	(213,797)	(163,529)
Change in long-term debt, net	(4,031)	325,000	90,969	325,000
Proceeds from issue of trust units	6,647	5,730	16,530	205,169

	(105,424)	245,420	(106,298)	366,640

INVESTING
Expenditures on property acquisitions	(1,616)	(552,406)	(91,566)	(553,193)
Expenditures on property, plant and equipment	(28,901)	(38,703)	(74,436)	(63,565)
Change in remediation trust fund	(269)	(375)	(532)	(673)
Change in non-cash investing working capital (Note 8)	3,192	(7,072)	—	(2,344)

	(27,594)	(598,556)	(166,534)	(619,775)

DECREASE IN CASH AND TERM DEPOSITS	(6,932)	(245,436)	(10,326)	(58,513)

CASH AND TERM DEPOSITS
(BANK INDEBTEDNESS) AT BEGINNING OF PERIOD	(7,608)	251,077	(4,214)	64,154

CASH AND TERM DEPOSITS
(BANK INDEBTEDNESS) AT END OF PERIOD	$(14,540)	$5,641	$(14,540)	$5,641
See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST — 17 —
Notes To Consolidated Financial Statements
(Unaudited)
June 30, 2005
(Tabular dollar amounts are stated in thousands of dollars except per unit amounts)

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust, Pengrowth Corporation and its subsidiaries (collectively referred to as “Pengrowth”). The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year- ended December 31, 2004.

LONG-TERM INCENTIVE PLAN

Effective January 1, 2005, Pengrowth established a new long-term incentive plan whereby rights incentive options and restricted share units (“Deferred Entitlement trust units”) are granted under the plan. The terms of the rights incentive options are consistent with the existing Trust Units Rights Incentive Plan. Compensation expense related to rights incentive options is based on a fair value method using a modified Black Scholes model described in Note 10 of the consolidated financial statements for the fiscal year- ended December 31, 2004.

The terms of the Deferred Entitlement trust units are described in Note 4. Compensation expense related to Deferred Entitlement trust units is based on the fair value of the Deferred Entitlement trust units at the date of grant. The number of Class B trust units awarded at the end of the vesting period is subject to certain performance conditions. Compensation expense incorporates the estimated fair value of the Deferred Entitlement trust units at the date of grant and an estimate of the relative performance multiplier. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance condition. An estimate of forfeiture has not been made; rather compensation expense is reduced for actual forfeitures as they occur. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon issuance of the Class B trust units at the end of the vesting period, trust unitholders’ capital is increased and contributed surplus is reduced.

2.	LONG-TERM DEBT

	As at	As at
	June 30,	December 31,
	2005	2004

U.S. dollar denominated debt:
U.S. $150 million senior unsecured notes at 4.93% due April 2010	$183,810	$180,300
U.S. $50 million senior unsecured notes at 5.47% due April 2013	61,270	60,100

	245,080	240,400
Canadian dollar revolving credit borrowings	216,428	105,000

	$461,508	$345,400

On June 30, 2005 Pengrowth had a $375 million revolving unsecured credit facility syndicated among eight financial institutions with an extendible 364 day revolving period and a two year amortization term period. The facilities are currently reduced by outstanding letters of credit in the amount of approximately $22 million. In addition, it has a $35 million demand operating line of credit. Interest payable on amounts drawn is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. LIBOR rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins

— 18 — PENGROWTH ENERGY TRUST
and stamping fees vary from 0.25 percent to 1.50 percent depending on financial statement ratios and the form of borrowing.

The revolving credit facility was replaced on July 26, 2005 with a $470 million revolving unsecured credit facility syndicated among eight financial institutions. The new credit facility is an extendible 364 day revolving facility with a three year amortization period. The new credit facility will revolve until June 16, 2006 and is extendible at that time at the lenders’ option. The margin and stamping fees vary from 0.25 percent to 1.40 percent on the new revolving credit facility depending on financial statement ratios and the form of borrowing. In the event the facility is not renewed, any amount outstanding would be repaid in equal quarterly instalments over the three year period. The Corporation can post, at its option, security suitable to the banks in lieu of the first year’s payments. In such an instance, no principal payment would be made to the banks for the one year following the date of non-renewal.

3.	CORPORATE ACQUISITION

On April 29, 2005, Pengrowth acquired all of the issued and outstanding shares of Crispin Energy Inc. (“Crispin”) which held interests in oil and natural gas assets mainly in Alberta. The shares were acquired on the basis of exchanging 0.0725 Class B trust units of Pengrowth Energy Trust for each share held by Canadian resident shareholders of Crispin and 0.0512 Class A trust units of Pengrowth Energy Trust for each share held by non-Canadian resident shareholders of Crispin. The average value assigned to each trust unit issued was $20.80 based on the weighted average trading price of the Class A and Class B trust units for a period before and after the acquisition was announced. Pengrowth Energy Trust issued 3,552,457 Class B trust units and 676,934 Class A trust units valued at $88 million. The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration as follows:

Allocation of purchase price:
Working capital	$1,655
Property, plant, and equipment	121,729
Goodwill	11,905
Long-term debt	(20,459)
Asset retirement obligations	(4,038)
Future income taxes	(22,208)

$88,584

Cost of acquisition:
Trust units issued	$87,960
Acquisition costs	624

$88,584

Property, plant and equipment of $122 million represents the estimated fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill of $12 million, which is not deductible for tax purposes, was determined based on the excess of the total cost of the acquisition less the value assigned to the identifiable assets and liabilities including the future income tax liability.

The future income tax liability was determined based on an enacted income tax rate of approximately 34 percent as at April 29, 2005. Results from operations of the acquired assets of Crispin subsequent to April 29, 2005 are included in the consolidated financial statements. Final determination of the cost of the acquisition and the allocation thereof to the fair values of Crispin’s net assets is still pending.

PENGROWTH ENERGY TRUST — 19 —
4.	TRUST UNITS

The total authorized capital of Pengrowth is 500,000,000 trust units.

	June 30, 2005		December 31, 2004
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount

Balance, beginning of period	73,325	$1,123	123,873,651	$1,872,924
Issued for cash	—	—	10,900,000	200,560
Less: issue expenses	—	—	—	(10,710)
Issued for cash on exercise of trust units options and rights	—	—	547,974	8,735
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	—	—	543,888	9,636
Trust unit rights incentive plan (non-cash exercised)	—	—	—	259
Royalty units exchanged for trust units	—	—	700	—

Balance, prior to conversion	—	—	135,866,213	$2,081,404
Converted to Class A or Class B trust units	(25,556)	(392)	(135,792,888)	(2,080,281)

Balance, end of period	47,769	$731	73,325	$1,123

Class A Trust Units:

			For the period from
	June 30, 2005		July 27, 2004 to Dec 31, 2004
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount

Balance, beginning of period	76,792,759	$1,176,427	—	$—
Issued for the Crispin acquisition (non-cash) (Note 3)	676,934	18,731	—	—
Trust units converted	41,591	637	76,792,759	1,176,427

Balance, end of period	77,511,284	$1,195,795	76,792,759	$1,176,427

Class B Trust Units:

			For the period from
	June 30, 2005		July 27, 2004 to Dec 31, 2004
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount

Balance, beginning of period	76,106,471	$1,205,734	—	$—
Trust units converted	(16,035)	(245)	59,000,129	903,854
Issued for cash	—	—	15,985,000	298,920
Less: issue expenses	—	—	—	(15,577)
Issued for the Crispin acquisition (non-cash) (Note 3)	3,552,457	69,229	—	—
Issued for cash on exercise of trust units options and rights	572,770	7,787	746,864	11,516
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	508,317	8,743	374,478	6,750
Trust unit rights incentive plan (non-cash exercised)	—	446	—	271

Balance, end of period	80,723,980	$1,291,694	76,106,471	$1,205,734

The total number of trust units outstanding as at June 30, 2005 was 158,283,033 trust units (December 31, 2004 – 152,972,555).

— 20 — PENGROWTH ENERGY TRUST
Per Unit Amounts

The per unit amounts of net income are based on the following weighted average units outstanding for the period. The weighted average units outstanding for the three months ended June 30, 2005 were 156,718,379 units (June 30, 2004 – 135,472,925 units) and for the six months ended June 30, 2005 were 155,062,147 units (June 30, 2004 – 130,346,384 units). In computing diluted net income per unit, 425,749 units were added to the weighted average number of units outstanding during the three months ended June 30, 2005 (June 30, 2004 – 588,294 units) and 499,559 units were added for the six months ended June 30, 2005 (June 30, 2004 – 618,264 units) for the dilutive effect of trust unit options, rights and Deferred Entitlement trust units. For the three months ended June 30, 2005, 333,583 (June 30, 2004 – 691,622) and for the six months ended June 30, 2005, 823,325 (June 30, 2004 – 691,622) trust unit options and rights were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.

Contributed Surplus

	June 30, 2005	December 31, 2004

Balance, beginning of period	$1,923	$189
Trust unit rights incentive plan (non-cash expensed)	1,058	2,264
Deferred Entitlement trust units (non-cash expensed)	471	—
Trust unit rights incentive plan (non-cash exercised)	(446)	(530)

Balance, end of period	$3,006	$1,923

Trust Unit Option Plan

As at June 30, 2005, options to purchase 632,182 Class B trust units were outstanding (December 31, 2004 – 845,374) that expire at various dates to June 28, 2009.

	June 30, 2005		December 31, 2004
		Weighted		Weighted
Trust Unit Options	Number	Average	Number	Average
	of options	Exercise price	of options	Exercise price

Outstanding at beginning of period	845,374	$16.97	2,014,903	$17.47
Exercised	(195,972)	$14.25	(838,789)	$16.82
Expired	(2,400)	$15.25	(325,200)	$20.44
Cancelled	(14,820)	$18.98	(5,540)	$16.53

Outstanding and exercisable at period-end	632,182	$17.77	845,374	$16.97

Rights Incentive Plan

As at June 30, 2005, rights to purchase 2,029,743 Class B trust units were outstanding (December 31, 2004 – 2,011,451) that expire at various dates to March 3, 2010.

	June 30, 2005		December 31, 2004
		Weighted		Weighted
Rights Incentive Options	Number	Average	Number	Average
	of rights	Exercise price	of rights	Exercise price

Outstanding at beginning of period	2,011,451	$14.23	1,112,140	$12.20
Granted (1)	482,945	$18.14	1,409,856	$17.35
Exercised	(376,798)	$13.25	(456,049)	$13.47
Cancelled	(87,855)	$16.47	(54,496)	$14.19

Outstanding at period-end	2,029,743	$14.59	2,011,451	$14.23

Exercisable at period-end	1,165,058	$13.23	1,037,078	$12.48

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant
The fair value of rights incentive options granted during the six months ended June 30, 2005 was estimated at 15 percent of the exercise price at the date of grant using a modified Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 22 percent, expected life of five years and adjustments for the estimated distributions and reductions in the exercise price over the life of the right incentive option.

Long-Term Incentive Program

Effective January 1, 2005, the Board of Directors approved a Long-Term Incentive Plan. Under the Long-Term Incentive Plan for permanent employees of Pengrowth Corporation and other designated participants, Deferred Entitlement trust units are granted based on a grant value as a percentage of an individual’s base salary and an established weighting of Deferred Entitlement trust

PENGROWTH ENERGY TRUST — 21 —
units and/or rights incentive options that is dependent on an individual’s position within the organization. The Deferred Entitlement trust units fully vest and are converted to Class B trust units on the third anniversary year from the date of grant and will receive distributions prior to the vesting date in the form of additional Deferred Entitlement trust units. However, the number of Deferred Entitlement trust units actually issued to each participant at the end of the three year vesting period will be subject to a relative performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy trusts such that upon vesting, the number of Class B trust units issued from treasury may range from zero to one and one-half times the number of Deferred Entitlement trust units granted plus accrued Deferred Entitlement trust units through the deemed re-investment of distributions.

As at June 30, 2005, 150,832 Deferred Entitlement trust units were outstanding including accrued distributions re-invested to June 15, 2005. The Deferred Entitlement trust units vest on March 2, 2008.

Number of Deferred
Entitlement trust units

Outstanding, beginning of period	—
Granted	160,888
Accrued distributions re-invested	6,108
Cancelled	(16,164)

Outstanding, end of period	150,832

Compensation expense associated with the Deferred Entitlement trust units was based on the estimated fair value of $18.14 per Deferred Entitlement trust unit.

5.	ASSET RETIREMENT OBLIGATIONS

	For the six	For the year
	months ended	ended
	June 30,	December 31,
	2005	2004

Asset retirement obligations, beginning of period	$171,866	$102,528
Increase in liabilities related to:
Acquisitions	6,347	44,368
Additions	1,156	2,681
Revisions	—	16,087
Accretion expense	6,953	10,642
Liabilities settled during the period	(2,624)	(4,440)

Asset retirement obligations, end of period	$183,698	$171,866

6.	DEFERRED CHARGES

	As at	As at
	June 30,	December 31,
	2005	2004

Imputed interest on note payable (net of accumulated amortization of $2,224)	$1,383	$2,020
U.S. debt issue costs (net of accumulated amortization of $663)	1,478	1,631

	$2,861	$3,651

— 22 — PENGROWTH ENERGY TRUST
7.	FOREIGN EXCHANGE LOSS

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004

Unrealized foreign exchange loss on translation of U.S. dollar denominated debt	$3,160	$4,500	$4,680	$7,460
Realized foreign exchange loss (gain)	(735)	166	(895)	(423)

	$2,425	$4,666	$3,785	$7,037

The U.S. dollar denominated debt is translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

8.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital Cash provided by (used for):

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004

Accounts receivable	$3,636	$(23,757)	$2,544	$(23,556)
Inventory	—	641	439	283
Accounts payable and accrued liabilities	(11,311)	24,279	1,254	19,427
Due to Pengrowth Management Limited	(1,287)	3,605	(3,186)	3,738

	$(8,962)	$4,768	$1,051	$(108)

Change in Non-Cash Investing Working Capital Cash provided by (used for):

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004

Accounts payable for capital accruals	$3,192	$(7,072)	$—	$(2,344)

Cash Payments

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004

Cash payments made for taxes	$1,329	$632	$2,576	$1,155
Cash payments made for interest	$8,314	$10,244	$10,189	$10,588
9.	FINANCIAL INSTRUMENTS

Forward and Futures Contracts

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at June 30, 2005, Pengrowth had fixed the price applicable to future production as follows:

PENGROWTH ENERGY TRUST — 23 —
Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	per bbl

2005
Financial:
July 1, 2005 – Dec 31, 2005	10,000	WTI (1)	$54.39 Cdn

2006
Financial:
Jan 1, 2006 – Dec 31, 2006	4,000	WTI (1)	$64.08 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	per mmbtu

2005
Financial:
July 1, 2005 – Dec 31, 2005	11,000	Tetco M3 (1)	$9.27 Cdn
July 1, 2005 – Dec 31, 2005	5,000	Transco Z6 (1)	$10.11 Cdn
July 1, 2005 – Dec 31, 2005	2,500	NGI Chicago (1)	$9.41 Cdn
July 1, 2005 – Dec 31, 2005	2,370	AECO	$8.35 Cdn

2006
Financial:
Jan 1, 2006 – Dec 31, 2006	2,500	Transco Z6 (1)	$10.63 Cdn
Jan 1, 2006 – Dec 31, 2006	2,370	AECO	$8.03 Cdn

(1)	Associated Cdn $ / U.S. $ foreign exchange rate has been fixed.
The estimated fair value of the financial crude oil and natural gas contracts have been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at period-end. At June 30, 2005, the amount Pengrowth would pay to terminate the financial crude oil and natural gas contracts would be $41,505,000 and $2,132,000, respectively.

Natural Gas Fixed Price Sales Contract:

Pengrowth also has a natural gas fixed price physical sales contract outstanding, the details of which are provided below:

	Volume	Price
Remaining Term	(mmbtu/d)	per mmbtu (2)

2005 to 2009
July 1, 2005 – Oct 31, 2005	3,886	$2.18 Cdn
Nov 1, 2005 – Oct 31, 2006	3,886	$2.23 Cdn
Nov 1, 2006 – Oct 31, 2007	3,886	$2.29 Cdn
Nov 1, 2007 – Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 – April 30, 2009	3,886	$2.40 Cdn

(2)	Reference price based on AECO
As at June 30, 2005, the fair value amount Pengrowth would pay to terminate the natural gas fixed price sales contract would be $29,910,000 (December 31, 2004 — $22,282,000).

— 24 — PENGROWTH ENERGY TRUST
Fair Value of Financial Instruments

The carrying value of financial instruments included in the balance sheet, other than long-term debt, the note payable and remediation trust funds approximate their fair value due to their short maturity. The fair value of the remediation trust funds at June 30, 2005 was approximately $8,928,000 (December 31, 2004 – $8,366,000). The fair value of the U.S. dollar denominated debt at June 30, 2005 was approximately $243,858,000 (December 31, 2004 - $238,726,000) based on the changes in the fair value of the underlying seven and ten year U.S. Treasury Bill that was originally used as the basis for determining the coupon rate for each of Pengrowth Corporation’s notes. The fair value of the note payable at June 30, 2005, approximates its carrying value net of the imputed interest included in deferred charges.

10.	SUBSEQUENT EVENT

Subsequent to quarter end, purchase and sale agreements have been executed with several parties who will acquire certain non-core properties of Pengrowth for proceeds of approximately $37 million, before adjustments. The divestments have an effective date of June 1, 2005 and are expected to close by August 31, 2005.